EXHIBIT 3.2

OWNERSHIP LIMIT WAIVER AGREEMENT

This OWNERSHIP LIMIT WAIVER AGREEMENT (this “Agreement”) is made and entered into on September 14, 2015 by and between Generation Income Properties, Inc., a Maryland corporation (the “Company”), and David Sobelman (“Sobelman”).

RECITALS

A. The Company intends to elect to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

B. To help the Company maintain its status as a REIT, the Company’s Articles of Amendment and Restatement (the “Articles”) impose certain limitations on the ownership of the Company’s stock while the Company has elected to qualify as a REIT under the Code.

C. Article IV of the Articles contains general restrictions prohibiting any person from owning more than a specified percentage - currently set at 9.8% - of the value of the Company’s aggregate outstanding Shares and not more than a specified percentage – currently set at 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of Common Stock (the “Aggregate Share Ownership Limit”).

D. Under Section 4.05 of the Articles, the Company’s Board of Directors may waive application of the Aggregate Share Ownership Limit for a Person and establish an Excepted Holder Limit for such a Person if certain conditions are satisfied (the “Ownership Limit Waiver”).

E. This Agreement is intended to waive application of the Aggregate Share Ownership Limit and establish an Excepted Holder Limit for Sobelman.

F. Capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Articles.

AGREEMENT

1.          Representations and Covenants of Sobelman. Sobelman represents and covenants as follows:

a)

Sobelman represents that he does not, and undertakes that he will not, actually own or Constructively Own an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company that would cause the Company to actually own or Constructively Own more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and will provide to the Board such information as the Board may request from time to time to confirm the accuracy of such representation and undertaking);

b)

Sobelman and the Company agree that if, on June 15, 2017, Sobelman Beneficially Owns or Constructively Owns Shares in excess of the Aggregate Share Ownership Limit and the Company, on such date, would otherwise be “closely held” within the meaning of Section 856(h) of the Code (without regard to the fact that such date if not in the last half of the year), the Company shall automatically redeem for $0.01 per Share, effective on such date, such number of Shares Beneficially Owned or Constructively Owned by Sobelman as will result in the percentage of the Company’s Shares Beneficially or Constructively Owned by Sobelman

and the four other shareholders with the largest Beneficial or Constructive Ownership of Shares to be reduced to forty-nine percent (49%); and

c)

Sobelman agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Section 4.05(b)(i)  through  Section 4.05(b)(vi) ) will result in Shares Beneficially or Constructively Owned by Sobelman being automatically Transferred to a Trust in accordance with Section 4.05(b)(i)(B)  and  Section 4.05(c).

2.          Waiver of the Aggregate Share Ownership Limit for Sobelman. Based on the above, representations, covenants and agreements, the Company, effective as of the date of this Agreement, hereby:

a)	waives application of the Aggregate Share Ownership Limit to Sobelman; and

b)

establishes an Excepted Holder Limit for Sobelman, applicable from June 15, 2017, equal to the percentage of Shares Beneficially or Constructively Owned by Sobelman after application of clause 1(b) above; provided that Sobelman shall not acquire Beneficial Ownership or Constructive Ownership of any Shares on or after June 15, 2017 that would cause the percentage of the Company’s Shares Beneficially or Constructively Owned by Sobelman and the four other shareholders with the largest Beneficial or Constructive Ownership of Shares to be exceed forty-nine percent (49%).

3.          Miscellaneous.

a)	This Agreement will be governed and construed in accordance with the laws of the State of Maryland, without giving effect to choice of law or conflict law provisions.

b)	This Agreement may be signed by the parties in separate counterpart, each of which will be an original and such counterparts together will constitute one and the same instrument.

c)

Each of the parties has caused this Agreement to be signed, with respect to the Company, by its duly authorized officer, and with respect to Sobelman, by himself or a person authorized to act on his behalf, as of the date set forth in the introductory paragraph of this Agreement.

GENERATION INCOME PROPERTIES, INC.

By:	/s/ David Sobelman
David Sobelman Chairman and Chief Executive Officer

By:	/s/ David Sobelman
David Sobelman Shareholder